SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NEW JERSEY 07940

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page(s)

Financial Statements
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2007	3
Notes to Financial Statements	4-9
Additional Information *
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007	10-11
Signature	12

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2008

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
(in thousands)

	2007	2006
Assets
Investments, at fair value	$2,218,204	$1,984,484
Participant loans	70,477	64,056
Total investments	2,288,681	2,048,540

Contributions receivable
Employer	2,328	2,237
Participants	3,729	3,651
Total contributions receivable	6,057	5,888

Other assets	89	3,655

Net assets available for benefits	$2,294,827	$2,058,083

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007
(in thousands)

2007
Additions to net assets attributed to:
Investment income
Interest and dividends	$133,212
Net appreciation in fair value of investments	9,171
Investment income	142,383

Contributions
Employer	74,777
Participants	125,292
Total contributions	200,069

Total additions	342,452

Deductions from net assets attributed to:
Benefits paid to participants	236,543
Other fees	289

Total deductions	236,832

Net increase	105,620

Transfers from other plans	131,124

Net assets available for benefits:
Beginning of year	2,058,083

End of year	$2,294,827

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
(dollars in thousands)

1.    Description of the Plan

Background – The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”), is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Effective March 1, 2007, the LabOne Money Purchase Pension Plan and the LabOne 401(k) Plan (collectively “the LabOne plans”) were merged into the Plan. Participant account balances totaling $128,751 were transferred from the LabOne plans into the Plan. In addition, there were outstanding participant loans totaling $2,373 transferred into the Plan from the LabOne 401(k) Plan. The assets from the LabOne plans were liquidated and the money was transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant.

Eligibility and Participant Contributions – All eligible employees who have completed one month of service may participate in the Plan. The maximum Basic Contribution is 6% of wages. Participants may elect to make a Supplemental Contribution of between 1% and 29% of wages. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants.

Company Matching Contributions – The Company matches 100% of the participants’ Basic Contribution in cash after the participant completes twelve months of service with the Company. The Company may make additional contributions at the discretion of the Company's Board of Directors or their designee. Company contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

Vesting – Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. “Prior LabOne Employer Contributions” merged into the Plan from the LabOne plans are subject to the following cliff vesting requirements: 5 years of service for the LabOne Money Purchase Pension Plan and 3 years of service for the LabOne 401(k) Plan.

Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may elect to have their voluntary contributions and the Company contributions invested in shares of the Company’s common stock.

Effective June 2007, participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or continue to have those dividends automatically reinvested in the Quest Diagnostics Stock Fund. Effective November 2007, two restrictions were placed on investments in the Quest Diagnostics Stock Fund. Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

Any participant contributions exceeding 25% were automatically reallocated into the appropriate age-based Fidelity Freedom Fund. Participants cannot have greater than 25% of their total account balance invested in the Quest Diagnostics Stock Fund. Participants will only be able to exchange monies into the Quest Diagnostics Stock Fund to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the exchange remains below 25% of the participant’s entire 401(k) balance.

Distribution Options – Participants can elect to have their benefit distributions paid in the form of a lump sum distribution or by monthly, quarterly or annual installments.

Withdrawals – Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59½. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for benefits when paid.

Forfeitures – Employer contributions in forfeited nonvested accounts are used to reduce future employer contributions.

Plan Administration – The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan’s trustee and recordkeeper are Fidelity Management Trust Company (“Fidelity”) and Fidelity Investments Institutional Operations Company, Inc., respectively.

Loans to Participants – Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. These loans bear interest at prime plus 1% at the time the loans are issued.

Parties-in-Interest – Certain Plan investments are shares of mutual funds and a collective fund managed by FMRC and Fidelity. These transactions qualify as party-in-interest transactions. As of December 31, 2007, the total market value of investments in the mutual and collective funds managed by Fidelity was $1,773,933.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2007, the market value of investments in the Quest Diagnostics Incorporated Stock Fund was $372,606. During 2007 the Plan made purchases of $62,574 and sales of $117,443 of Quest Diagnostics Inc.’s common stock.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

Tax Status –The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. The Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended since the Internal Revenue Service determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

Method of Accounting – The Plan maintains its financial records on the accrual basis of accounting.

Benefits – Benefits are recorded when paid.

Valuation of Investments – Investments are stated at fair value at year-end. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Shares of common stock are valued at the quoted market price. Participants’ loans are valued at cost, which approximates fair value.

Financial Accounting Standards Board (“FASB”) issued Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP requires that the statement of net assets available for benefits present the fair value of the investment contracts, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Investments held by a collective investment fund that invests in fully benefit-responsive investment contracts are stated at contract value as reported by the trustee, which approximated fair value at both December 31, 2007 and 2006.

Administrative Expenses and Other Fees – Accounting fees and certain administrative expenses of the Plan are currently paid by the Company. Loan origination and certain distribution fees are charged against participant accounts.

Security Transactions and Investment Income – Realized and unrealized gains (losses) on securities are included in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain balances in the prior year financial statements have been reclassified to conform with the current year’s presentation.

Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

New Accounting Standards – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which assets and liabilities are measured at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for the Plan as of January 1, 2008 for financial assets and financial liabilities within its scope and it is not expected to have a material impact on its financial statements.

3.    Net Appreciation in Fair Value of Investments

For the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Type of Investment	2007

Mutual Funds	$9,943
Quest Diagnostics Incorporated - Common Stock	(772)
Net Appreciation in Fair Value of Investments	$9,171

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

4.    Investments

The following presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006 (dollars and shares in thousands):

	2007	2006
Quest Diagnostics Incorporated (7,044 and 8,098
shares, respectively)	$372,606	$428,660

Fidelity Puritan (20,722 and 20,483 shares,
respectively)	394,343	409,044

Fidelity Managed Income Portfolio II Class 3
(197,329 and 165,194 shares, respectively)	197,329	165,194

Spartan U.S. Equity Index (4,701 and 4,997 shares,
respectively)	243,970	250,752

Fidelity Contrafund (2,468 and 2,272 shares,
respectively)	180,431	148,115

Fidelity Diversified International (4,035 and 3,135
shares, respectively)	160,981	115,844

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements – continued
(dollars in thousands)

5.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$2,294,827	$2,058,083
Contributions receivable	6,057	5,888
Net assets available for benefits per the Form 5500	$2,288,770	$2,052,195

The following is a reconciliation of total contributions per the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

2007
Contributions – statement of changes in net assets available for benefits	$200,069
Less: contributions receivable- current year	(6,057)
Add: contributions receivable- prior year	5,888
Contributions per the Form 5500	$199,900

6.    Subsequent Event

Effective March 3, 2008, the Focus Diagnostics, Inc. 401(k) and Profit Sharing Plan (the “Focus plan”) was merged into the Plan. Participant account balances totaling $17,368 and outstanding participant loans totaling $236 were transferred from the Focus plan into the Plan. The assets from the Focus plan were transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant. Funds transferred into the Plan that are attributable to the Focus plan’s employer contributions are subject to vesting requirements based on years of continuous service. A participant is 100 percent vested after 5 years of credited service with 20 percent vesting each year.

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year)
December 31, 2007
(shares/units and dollars in thousands)

Identity of Issue	Description	Shares/Units	Current Value
Fidelity Puritan*	Mutual Fund	20,722	$394,343
Quest Diagnostics Incorporated*	Common Stock	7,044	372,606
Spartan U.S. Equity Index*	Mutual Fund	4,701	243,970
Fidelity Managed Income
Portfolio II Class 3*	Collective Fund	197,329	197,329
Fidelity Contrafund*	Mutual Fund	2,468	180,431
Fidelity Diversified
International*	Mutual Fund	4,035	160,981
Fidelity Equity-Income*	Mutual Fund	1,430	78,898
Fidelity Low-Priced Stock*	Mutual Fund	1,649	67,808
Fidelity Freedom 2020*	Mutual Fund	3,722	58,850
Fidelity U.S. Bond Index*	Mutual Fund	4,884	53,182
The Lord Abbett Small Cap
Value Fund – Class Y	Mutual Fund	1,796	52,825
Fidelity Freedom 2015*	Mutual Fund	4,181	52,139
Fidelity Freedom 2030*	Mutual Fund	2,983	49,271
Fidelity Growth & Income*	Mutual Fund	1,575	42,965
Fidelity Freedom 2025*	Mutual Fund	3,217	42,395
Fidelity Freedom 2010*	Mutual Fund	2,379	35,249

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year) - continued
December 31, 2007
(shares/units and dollars in thousands)

Identity of Issue		Description	Shares/Units	Current Value
Fidelity Freedom 2040*		Mutual Fund	3,143	$30,586
Fidelity Freedom 2035*		Mutual Fund	2,195	30,025
Fidelity Over-the-Counter
Portfolio*		Mutual Fund	443	23,124
T. Rowe Price Institutional
Large-Cap Growth Fund		Mutual Fund	1,205	18,840
Fidelity Freedom 2045*		Mutual Fund	683	7,757
Fidelity Freedom 2005*		Mutual Fund	635	7,489
Fidelity Institutional Money Market Funds*		Money Market Fund	6,097	6,097
Fidelity Freedom 2000*		Mutual Fund	362	4,476
Fidelity Freedom Income*		Mutual Fund	287	3,285
Fidelity Freedom 2050*		Mutual Fund	287	3,283
Participant Loans*		**	-	70,477
				$2,288,681
	*	Party-in-interest to the Plan.
	**	Rates approximate prime plus 1%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 26, 2008

The Profit Sharing Plan of
Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann
Robert A. Hagemann
Member of the Quest Diagnostics Incorporated Employee Benefits
Administration Committee, Plan Administrator